UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  ------------

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                         ------------------------------

                                TICKETS.COM, INC.
                                (Name of Issuer)


                   COMMON STOCK, PAR VALUE $0.000225 PER SHARE
                         (Title of Class of Securities)


                                    88633M200
                                 (CUSIP Number)


                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                         ------------------------------

                                 MARCH 21, 2005
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page  2 of 15
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic LLC
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page  3 of 15
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 46, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page  4 of 15
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 54, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page  5 of 15
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page  6 of 15
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GapStar, LLC
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES               ------------------------------------------------
  BENEFICIALLY OWNED BY EACH    8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page  7 of 15
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page  8 of 15
------------------------------                     -----------------------------

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         -0-
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page  9 of 15
------------------------------                     -----------------------------


                         AMENDMENT NO. 5 TO SCHEDULE 13D

                  This Amendment No. 5 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D (the "Original 13D"), dated as of June 21, 2001, as amended by Amendment No. 1 thereto, dated as of August 6, 2001, Amendment No. 2 thereto, dated as of August 31, 2001, Amendment No. 3 thereto, dated as of March 18, 2002, and Amendment No. 4 thereto, dated as of February 17, 2005, with respect to the shares of Common Stock, par value $0.000225 per share (the "Common Stock"), of Tickets.com, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 555 Anton Boulevard, 11th Floor, Costa Mesa, CA 92626. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Original 13D.

ITEM 1. SECURITY AND ISSUER.

                  Unchanged.

ITEM 2. IDENTITY AND BACKGROUND.

                  Unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Unchanged.

ITEM 4. PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and supplemented by the addition of the following:

                  The Offer expired at 5:00 p.m., New York City time, on Friday, March 18, 2005. On March 21, 2005, Purchaser announced that it had accepted all of the shares of Common Stock tendered in the Offer, which included an aggregate of 1,459,211 shares of Common Stock tendered by the

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page 10 of 15
------------------------------                     -----------------------------


Stockholders in accordance with the Stockholders Agreement for which the Stockholders are being paid $1.10 per share.

                  Immediately following the completion of the Offer, Purchaser completed its acquisition from the Sellers of (i) an aggregate of 17,500,000 shares of Series F Preferred Stock, (ii) an aggregate of 8,474,576 shares of Series G Preferred Stock and (iii) warrants to purchase 1,824,961 shares of Common Stock, for an aggregate purchase price of $54,136,428.27, which purchase price remains subject to a reduction of up to an escrowed amount of $5,000,000 that will be used to satisfy certain indemnification and other obligations of the Sellers to Parent and Purchaser.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) As of the date hereof, as a result of the completion of the Offer and the transactions contemplated by the Purchase Agreement, General Atlantic, GAP 46, GAP 54, GAP 74, GapStar, GAPCO and GAPCO II each own of record no shares of the Company's issued and outstanding shares of Common Stock, respectively.

                  (b)      None.

                  (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph
(a), none of the persons named in paragraph (a) has effected any transactions in shares of Common Stock, shares of Series F Preferred Stock, shares of Series G Preferred Stock or warrants to purchase shares of Common Stock during the past 60 days.

                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page 11 of 15
------------------------------                     -----------------------------


                  (e) As of March 21, 2005, as a result of the completion of the Offer and the transactions contemplated by the Purchase Agreement, the Reporting Persons ceased to be the beneficial owner of any shares of Common Stock, shares of Series F Preferred Stock, shares of Series G Preferred Stock or warrants to purchase Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  Unchanged.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page 12 of 15
------------------------------                     -----------------------------


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 23, 2005


                           GENERAL ATLANTIC LLC


                           By:  /s/ Matthew Nimetz
                                ---------------------------------------
                                Name:   Matthew Nimetz
                                Title:  Managing Director



                           GENERAL ATLANTIC PARTNERS 46, L.P.

                           By:  General Atlantic LLC,
                                its general partner


                                By:  /s/ Matthew Nimetz
                                     ---------------------------------------
                                     Name:   Matthew Nimetz
                                     Title:  Managing Director



                           GENERAL ATLANTIC PARTNERS 54, L.P.

                           By:  General Atlantic LLC,
                                its general partner

                                By:  /s/ Matthew Nimetz
                                     ---------------------------------------
                                     Name:   Matthew Nimetz
                                     Title:  Managing Director



                           GENERAL ATLANTIC PARTNERS 74, L.P.

                           By:  General Atlantic LLC,
                                its general partner

                                By:  /s/ Matthew Nimetz
                                     ---------------------------------------
                                     Name:   Matthew Nimetz
                                     Title:  Managing Director

------------------------------                     -----------------------------
CUSIP No. 88633M200                                                Page 13 of 15
------------------------------                     -----------------------------



                           GAPSTAR, LLC

                           By:  General Atlantic LLC,
                                its sole member

                                By:  /s/ Matthew Nimetz
                                     ---------------------------------------
                                     Name:   Matthew Nimetz
                                     Title:  Managing Director



                           GAP COINVESTMENT PARTNERS II, L.P.


                           By:  /s/ Matthew Nimetz
                                ---------------------------------------
                                Name:   Matthew Nimetz
                                Title:  A General Partner



                           GAP COINVESTMENT PARTNERS, L.P.


                           By:  /s/ Matthew Nimetz
                                ---------------------------------------
                                Name:   Matthew Nimetz
                                Title:  A General Partner